ABC RECORDS MANAGEMENT AND DATA STORAGE INC.
Flat A, 22F, Block 11
Wonderland Villas, Kwai Chung
Hong Kong, China
852-6677-3973

February 1, 2012

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 7010

Attention: Susan Block

Dear Sirs:

Re: ABC Records Management and Data Storage Inc.---Form S-1 (File No. 333-177746)

We are in receipt of your comment letter dated December 1, 2011 concerning our registration statement on Form S-1 filed November 4, 2011. We respond to your comments as follows and provide an amended registration statement for your review:

General

1.

It appears from your disclosure that you may be a shell company pursuant to Rule 405 of the Securities Act. Please revise to disclose your status as a shell company or advise.

We have amended the document accordingly.

2.

Refer to the sections entitled “Termination of the Offering “ and “Plan of Distribution”. Given your status as a shell company your shareholders are not entitled to rely on Rule 144 until you are no longer a shell company and meet certain other conditions. Please confirm your understanding and provide a detailed discussion in your prospectus about the inapplicability of Rule 144 while you are a shell company. Refer to Rule 144(i) of the Securities Act. Alternatively, advise.

We have amended the document accordingly.

3.

We note on page 54 that you sold 1,960,000 shares at a price of $0.01 per share to 28 investors, and that there are 28 selling shareholders selling 1,960,000 shares. Please revise the disclosure at each relevant place in the filing to provide the basis for setting the share price in this offering at $0.01. It would appear that the publicly-tradable shares offered pursuant to this prospectus should be more valuable than shares that were privately placed. This suggests that the $0.01 per share price of the shares you are registering here is not a bona fide sales price. Your explanation should address the fact, as appropriate, that the $0.01 per share price was the original price paid by the selling shareholders and that this prohibits them from making any profit on sales unless and until there is an active trading market. Alternatively, increase the fixed price and pay any additional filing fee.

We are of the position that the shares are appropriately priced at $0.01 per share. At this point they are still private shares, and unless and until an active trading market develops there is no liquidity for them at all.

We have amended the document to indicate this price prohibits these shareholders from making any profit on sales unless and until there is an active trading market.

4.

Please revise throughout to clarify that Ms. Pong is the sole officer and director. We note references throughout your filing to your “officers” and “directors”.

We have amended the document accordingly.

5.

Please revise to include an outside back cover page of the prospectus and the dealer prospectus delivery obligation. Refer to Item 502(b) of Regulation S-K.

We have amended the document accordingly.

Registration Fee Table

6.

We note footnote number one to the fee table says the offering price is based on the last sales price on January 9, 2011, but we note your disclosure elsewhere that your common stock is not traded on any market or securities exchange. Please advise.

We confirm that our common stock is not traded on any market or securities exchange, and as our footnote states, this price is based on the price of the last trade, which was $0.01 per share.

7.

Please revise to include the specific provision under Rule 457 for purposes of calculating the registration fee.

We have amended the document accordingly.

Summary, page 5

8.

Please revise to disclose your monthly “burn rate” and how long your present capital will last at that rate.

We have amended the document accordingly.

9.

Please revise to disclose that you do not currently have enough money to execute your business plan, and that you will need to obtain additional financing. Also provide an estimate of the amount of money needed to accomplish the goals set out in your plan of operation, and what, if any, plans you have to raise additional such funds.

We have amended the document accordingly.

10.

We note that your auditor has expressed substantial doubt about your ability to continue as a going concern. Please disclose this in the forefront of this section.

We have amended the document accordingly.

11.

Please revise to disclose in the forepart of this section that your sole officer and director has no professional training or technical credentials in the field of records management.

We have amended the document accordingly.

12.

Please revise to clarify whether you intend to produce the specially designed storage boxes you reference in this section or if you plan to function as a retailer of such boxes manufactured by others. Please also discuss the details of any such production plans or reselling arrangements.

We have amended the document accordingly.

13.

Please provide greater detail regarding approximately how long you intend to focus exclusively on paper records management, and how you define “long term” when discussing your future goals.

We have amended the document accordingly.

14.

Please provide support for your statement that the New Territories are home of most new companies seeking advantage in the Central Hong Kong and Kowloon marketplace, or revise to remove this statement. Please provide similar support or remove the comparable statement on page 17 under the Market Analysis Summary.

We have amended the document accordingly.

15.

Please revise the third paragraph in this section to state as beliefs.

We have amended the document accordingly.

Offering Price, page 5

16.

Please revise here and throughout to clarify that there is no guarantee your common stock will ever be quoted on the OTC Bulletin Board.

We have amended the document accordingly.

Terms of the Offering, page 5

17.

Please disclose the estimated amount of expenses that the company has agreed to bear in connection with the registration of the shares for the selling stockholders.

We have amended the document accordingly.

Risk Factors, page 6

18.

Please revise to add risk factors that discuss the additional costs you will incur as a public company, the risk that it may not be possible for you to have adequate internal controls because one person occupies all of the corporate positions, and the risk that there may not be funds available for net income because the sole director and officer will determine his salary and perquisites or explain why these risk factors are not necessary.

We have amended the document accordingly.

Our Business will fail unless we are able to raise additional funds for operations, page 6

19.

Please revise the heading and the body of the risk factor to quantify the amount of the additional funds you require to develop your business.

We have amended the document accordingly.

Because our director has other business interests, page 8

20.

Please reconcile your disclosure here that Ms. Pong has other business interests, with your disclosure on page 50 that she has been unemployed since February, 2010. To the extent that other business interests do exist, please briefly disclose the nature of such interests here and in the Biographical Information section on page 50. To the extent there are no other business interests, please advise accordingly and also clarify what you mean by your disclosure that she will devote 30% of her “business time” to your affairs. For purposes of clarity, please revise to provide the approximate number of hours Ms. Pong intends to devote to your business weekly.

We have amended the document accordingly.

Selling Shareholders, page 9

21.

Please confirm to us that none of the selling shareholders are broker-dealers or affiliates of broker-dealers and make corresponding revisions to your disclosure in this section. Alternatively, please revise your prospectus to include appropriate disclosure regarding any broker-dealers or affiliates of broker-dealers.

We have amended the document accordingly.

22.

Please note that certain family members are deemed to beneficially own the shares held by other family members. Please confirm that your selling shareholders table is accurate in this regard or revise accordingly.

We confirm that the selling shareholder table is accurate in this regard.

Plan of Distribution, page 13

23.

Please revise to clearly state that the selling shareholders may be deemed underwriters.

We believe that the required statement has already been provided. Please see the 7th paragraph in this section.

24.

Please address the applicability of Regulation M.

We have amended the document accordingly.

Description of Business, page 15

25.

Please revise significantly to discuss your detailed plan to become operational and through to revenue generation. This discussion should include each specific step you intend to take toward this goal and describe your intended sources and uses of funds, providing quantified estimates of these amounts for each step. If financing is currently not available, please make that clear. Please also expand your disclosure by providing a more detailed discussion of the real costs and timelines you face in reaching your goals, including making any leasehold improvements, securing any necessary equipment, satisfying your personnel requirements, and implementing your sales strategy. Please also revise your Plan of Operation sections on page 49 to provide such greater details.

We have amended the document accordingly.

26.

Please revise to clarify what types of businesses you are attempting to provide record management services for as well as clarifying the types of data that those companies may be able to store with you. Similarly briefly clarify this in the summary section.

We have amended the document accordingly.

27.

We note your disclosure that “the historical predictability of [y]our revenues and the resulting operating income” will allow you to operate with a high degree of financial leverage. Please revise to clarify that you have had no revenue or operating income to date, and there is no guarantee that you will ever be able to generate revenues or operating income.

We have amended the document accordingly.

28.

At page 16, please clarify what you mean by the hard copy business records stored by your potential customers “are not very active”.

We have amended the document accordingly.

29.

 To the extent more recent data is available, please revise to provide updated market information as the 2009 report to which you cite appears to be dated. Please also provide us with a copy of this or any other such report you intend to reference in your disclosure.

We have amended the document accordingly.

30.

Please revise to clarify how you define small, medium and large companies, and provide greater detail as to how such segmentation is expected to factor into your marketing efforts.

We have amended the document accordingly.

31.

Please revise to clarify what the Market Analysis table at the top of page 18 is intending to show, including what each year is meant to represent, what type of growth it is referencing, and how such information relates to either you or your target market.

We have amended the document accordingly.

32.

Please revise the first sentence of the Strategy and Implementation Summary section on page 18 to clarify the anticipatory nature of your proposed operations by removing the phrase “[w]e have a strong sales advantage.” Please also provide support for your subsequent assertion that being a new player in the market provides advantages, as well as your belief that you can compete successfully as a low cost provider and handle significant volumes if required.

We have amended the document accordingly.

33.

Please revise to provide additional information regarding your competitive position in your industry. Refer to Item 101(h)(4)(iv) of Regulation S-K.

We have amended the document accordingly.

34.

Please clarify what you mean by stating that you anticipate your first month sales will be flat. Please also provide support for your belief that sales will pick up quickly in the second month.

We have amended the document accordingly.

Description of Property, page 19

35.

Please expand your disclosure to provide some insight into how much storage you expect to facilitate from the 600 square foot leased property.

We have amended the document accordingly.

36.

Please explain why you refer to Ms. Pong as your secretary and treasurer here, whereas in other place you refer to her as your sole officer and director or president. Please also disclose whether or not you have a written agreement with Ms. Pong regarding the office space provided you at no cost, and if true disclose that there is no guarantee that Ms. Pong will continue to provide this office space at no cost in the future.

We have amended the document accordingly. The reference to Ms. Pong as secretary and treasurer in this instance was an error.

Financial Statements

37.

Please update your financial statements as appropriate in compliance with Rule 8-08 of Regulation S-X.

We have amended our registration statement with financial statements as required by Rule 8-08 of Regulation S-X.

Certain Relationships and Related Transactions, page 52

38.

We note that Ms. Pong provides office space to you at no cost. Please disclose your rent arrangement in this section or advise.

We have amended the document accordingly.

Exhibit 5.1

39.

Please revise to provide an opinion regarding the legality of the securities offered under Nevada law. As such, counsel cannot exclude the law of the relevant jurisdiction or indicate that he is not qualified to opine on Nevada law. Refer to Staff Legal Bulletin No. 19, available at the SEC website at http://www.sec.gov/interps/legal/cfslb19.htm.

We have amended the document accordingly.

40.

Please revise to remove the limitation of use and reliance in the second paragraph on page 2 of the opinion.

We have amended the document accordingly.

Regards,

/s/Wai Yin Marcia Pong

President